2021 Market Launch and Expansion Summary


Introducing acQyr eXchange™
Lots of games. Lots of rewards. One eXchange.



Our Mission

Become market leading platform for personalized rewards

One platform and app for personalized offers, reward issuance, and flexible reward redemption across multiple games.

What is acQyr eXchange (QX)?

… the first personalized offers and rewards platform for the mobile and video gaming industry. QX:

- **Increases gamer retention** and **grows revenue.**
- Works like classic retail loyalty programs to **increase revenues** by up to **2.5 times**.
- Provides an **end-to-end solution,** with **customizable** offers and rewards.


acQyr
eXchange
Acquire Rewards –
Exchange for cash



Mobile/video gaming industry has a growing problem!

Double digit growth…

…is creating challenges in acquiring and retaining gamers.


©2019 Newzoo
$138.7Bn
$152.1Bn
$164.6Bn
$178.2Bn
$196.0Bn
22%
3%
31%
9%
35%
MOBILE $62.2 Bn
21%
2%
32%
9%
36%
MOBILE $68.5 Bn
21%
2%
31%
8%
38%
MOBILE $76.7 Bn
20%
1%
31%
8%
40%
MOBILE $85.4 Bn
19%
1%
31%
8%
41%
MOBILE $95.4 Bn
2018
2019
2020
2021
2022
Source: ©Newzoo | 2019 Global Games Market Report
newzoo.com/globalgamesreport


Decreasing ROI
2018
2020
2022
2024
CAC
LTV

Increasing Customer Acquisition Costs (CAC) and decreasing Life-Time Value (LTV) of gamers is adversely impacting game Returns on Investment (ROI). Only 20% of all games make a profit!

A proven alternative is needed to reduce CAC and increase LTV.

* "The Rise of the Virtual Empire: Video Game Industry Statistics for 2021," by G. Dautovic, Mar 26, 2021 (Fortunly).


Double Tap

acQyr eXchange – targeted offers and rewards to reduce CAC and increase LTV

Bringing the profit-generating success of retail loyalty programs to the gaming industry.

acQyr eXchange

Our solution transfers the proven success of targeted offers and rewards from retail to gaming.

Reduces CAC

- ✓ 90% of retailers have a loyalty program (Accenture).
- ✓ Creates brand loyalty for 79% of consumers (Bond).

Increases LTV

- ✓ 68% of consumers define brand loyalty as making repeat purchases (Yotpo).
- ✓ 75% of customers return to make more purchases if they are rewarded (Wirecard).

Improves ROI

- ✓ 75% of companies that issue loyalty rewards generate a positive ROI (Experian).
- ✓ A 5% boost in customer retention translates to a 25% increase in profits (Bain & Company).

"We view targeted offers and rewards as a strategic imperative for our Company." Head of Corporate Development for Rovio – publisher of Angry Birds.

Phased market launch and expansion strategy

We are launching in the video/mobile gaming market. We will drive revenue growth through a focused B2B2C marketing plan.

Phased rollout of market and fintech functionality



Phase 1

Exchange/redeem in-game assets and rewards (4Q20)



Phase 2

Targeted offers and rewards (3Q21)



Phase 3

Redemption options for our members (4Q21)

B2B2C Marketing Plan


B2B
&
B2C
B2B2C


Partner
Ship

Member acquisition & retention through partnerships with game publishers and developers


War Birds
Red Crimes
Mobile game x

acQyr eXchange members


12:30
Dashboard
acQyr eXchange
my rewards
$212.50 >
exchange
redeem
link games
premium

acQyr eXchange

MVP Launch – Phase 1

… track, exchange, and redeem digital assets issued in-game

- Announced and launched in 4Q20
  - $500,000 506 (b) launch funding round closed in 2H20
  - Ported platform to Amazon AWS for long-term scaling
  - Added modern QX app for gamer's use and membership
- Services games that currently issue rewards and other valued assets in-game

QX Offers/Rewards Platform in 2021 Phase 2 and 3)

Become market leading platform for targeted offers and personalized rewards within the mobile and video gaming marketplace



Delivering a powerful offers/rewards platform (Phase 2/3)

QX enables game publishers and developers with targeted offers and loyalty rewards that reduce their customer acquisition costs and increase the life-time value of their gamers.



5 Game reports offer events to QX
acQyr eXchange
amazon web services
Market partners – for example:
Rakuten
DO$H
SKU
1
Game Publisher defines personalized offers via QX portal
acQyr eXchange
amazon web services
2
QX filters offers to targeted gamers
4
Gamers trigger in-game offer events (e.g., level of play, purchase)
6
QX issues reward value against targeted offers for gamer redemption
7
Market partner issued reward value also available for gamer redemption
3
QX notifies gamers of their offers
9
More gamers, game play, and revenue
8
Valuable rewards lead to happy gamers
10
amazon Prime
Expanded redemption options

Business Outlook

We will work to drive financial growth through multiple revenue streams.





How do we make money with QX?

We work with market partners to drive member growth in the download and use of our QX app (B2B2C). Member and transaction growth drive our revenues, EBITDA, and profitability.

- ✓ **Transaction fees** whenever members earn or redeem their issued Rewards.
- ✓ **Marketing fees** from our value-added market partners.
- ✓ **Membership fees** for premium membership.
- ✓ **Service fees** from our fintech partners.
- ✓ **Interchange fees** from premium member purchases.

Our game publisher partners acquire and retain QX membership

Our go-to-market strategy is focused on driving QX membership through our game publisher partners



Partner gamers (millions)
100
90
80
70
60
50
40
30
20
10
0
Year 1
Year 2
Year 3
Year 4
Other Gamers
Potential Mbrs
QX Mbrs

We access and capture the gamers who play frequently and spend often



QX Membership (thousands)
4000
3500
3000
2500
2000
1500
1000
500
0
YEAR 1
YEAR 2
YEAR 3
YEAR 4
Basic
Premium

acQyr eXchange Member goals *

* Less than 0.12% of worldwide gamer population from less than 1% of all game publishers.



Why Us?

We bring vetted IP, industry knowledge, partnerships, and seasoned entrepreneurial leadership with prior successful businesses and exits.

Focused mission and team

The QX opportunity is BIG. Our mission is to become a market leading platform for personalized rewards across multiple markets. We have the team experience, consultative, and advisory guidance to make this happen.

Executive Leadership



Jim Mulford

- Co-founder – CEO
- Prior successful launches and exits
- Systems integration
- Business leadership

verizon



Mike Flanagan

- Co-founder – COO
- Technology leader
- Real-time systems
- Systems integration
- Business leadership

CenturyLink



Bill Wilson

- CMO
- History of marketing strategy and execution success
- Software go-to-market strategy expertise

AON Empower Results®

Key Consultants and Advisors



Jaime Bozza

- Consultant on design and architecture
- Software development expert
- Systems integration expertise

SOFTWARE ARCHITECTURE



Kenny Douglas

- Fintech expert
- Strategic partner acquisition expert
- Business planning
- Extensive M&A due diligence experience

AMERICAN EXPRESS

SKU^X



Leroy Williams

- Fortune 500 CIO
- Global fintech and security expert
- Corporate board member

Ball Aerospace

COLORADO



Jay Powell

- Game industry expert
- Digital event expert
- Strategic consultant for gaming industry

The Powell Group

GAME SENTINEL

acQyr eXchange

Traction

Over $8 million has been previously invested in IP, pilots, loyalty rewards R&D, and partnerships

Ready for Market Expansion

$8.0 million + investment

- MVP release, partnerships & Letters of Intent with game publishers
- 2.7B gamers in $160B game industry
- Key market partnerships
- Major loyalty rewards pilots in retail market
- SaaS platform for reward issuance and redemption
- Real-time transaction architecture





acQyr eXchange

Thank you

Jim Mulford
(720) 219-7501
jomulford@acqyrexchange.com

Lots of games. Lots of rewards. One exchange.